October 11, 2007
VIA OVERNIGHT MAIL
Ms. Linda Cvrkel
Branch Chief
Office of Structured Finance, Transportation & Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the Year-Ended December 31, 2006
File No. 001-02328
Dear Ms. Cvrkel:
We are enclosing our responses to your letter dated August 22, 2007, which includes comments and requests for additional information resulting from the SEC’s review of our Annual Report on Form 10-K for the year-ended December 31, 2006.
Our responses correspond to the comment numbers in your letter. In all instances “GATX” or the “Company” refers to GATX Corporation.
Comment No. 1
We note the issuance of convertible notes in August 2003 with a conversion price that adjusts based on various factors. We further note your 7.5% senior unsecured convertible notes outstanding with a conversion premium associated with the notes. Please tell us, and revise future filings to fully disclose, your accounting treatment for these notes, the conversion option, and premium including recognition of any beneficial conversion features or derivatives and corresponding mark to market adjustments made each period. Your response should specifically address whether these instruments provided for beneficial conversion features or embedded derivatives that required bifurcation from the host contract, and the basis for your conclusions. Refer to guidance outlined in SFAS 133, EITFs 00-19, 98-5, and 00-27, as applicable.
Response No. 1
As of December 31, 2006, GATX had two issuances of convertible notes outstanding consisting of $124.3 million (initial principal amount of $175 million) of 7.5% notes issued in February 2002 and maturing in 2007 (the “2002 Notes”) and $125.0 million of 5% notes, issued in August 2003 and maturing in 2023 (the “2003 Notes”) (collectively the “Notes”). We have concluded that in the case of each of the Notes, the conversion option qualified for equity treatment in accordance with EITF 00-19 and that bifurcation of the embedded derivative associated with this option and separate accounting treatment was not required. In addition, we concluded that beneficial conversion features were not present in accordance with EITF 98-5. Finally, we also concluded that all other features of the Notes were either not derivatives requiring bifurcation and separate accounting or had a zero value at the date of issuance and throughout the life of the

Notes to date. Our analysis of the various features of each of the Notes in accordance with the relevant accounting guidance follows.
In future filings, we will provide additional disclosure in the notes to our financial statements in the format provided in Exhibit 1.
Accounting Assessment for $175,000,000 7.5% Convertible Senior Notes due 2007
1.	Option to convert the 2002 Notes into GATX common stock at a fixed conversion price of $34.09 per share at any time following the issuance of the 2002 Notes. Based on our analysis under FAS 133 and EITFs 00-19 and 01-6, the option should not be bifurcated and accounted for separately.

Per the scope exception in FAS 133 paragraph 11(a), an issuer of a conversion option should not apply FAS 133 if the option is indexed to the issuer’s own stock and would be classified within stockholders’ equity. Applying this scope exception requires two steps:
(i). Determine if the conversion option, if freestanding, would be classified in stockholders’ equity under EITF 00-19; and

(ii). Assess whether the conversion option would be defined as “indexed to a Company’s own stock” under EITF 01-6.

EITF 00-19 paragraph 4 states “the requirements of paragraphs 12-32 of this issue do not apply if the hybrid contract is a “conventional” convertible debt instrument.” The 2002 Notes do not meet the definition of “conventional” convertible debt, as defined in EITF 05-2[1], as GATX has the option to settle the conversion option in cash, shares or a combination of cash and shares. Therefore, the provisions of EITF 00-19 paragraphs 12-32 must be assessed. Exhibit 2 contains a matrix summarizing GATX’s assessment of the guidance contained in these paragraphs as they relate to the applicable terms in the Offering Memorandum and GATX’s conclusion that each of the criteria has been satisfied.
2.	Written put option permitting the holder to put the debt at par upon a fundamental change. The written put option permitting the holder to put the debt at par is clearly and closely related to the host debt instrument based on reference to DIG Issue B16. Specifically, the debt was issued at par, the payoff is limited to repayment of 100% principal amount (plus any accrued and unpaid interest), and is not adjusted by an index nor put at a substantial premium. As a result, the holders’ option to put the 2002 Notes does not meet the requirements for bifurcation under FAS 133 paragraphs 12, 13 or 61(d).

3.	Bankers’ over-allotment. The initial purchasers were granted an option to purchase up to an additional $25 million of principal amount of notes.

This feature does not meet the definition of a derivative under FAS 133 paragraphs 6(c) (net settlement) or 6(a) (one or more notional amounts).

[1]	EITF 05-2 defines “conventional” convertible debt as “instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event for purposes of applying EITF 00-19.”

4.	Beneficial Conversion Feature. The 2002 Notes do not contain a beneficial conversion feature. There are no detachable instruments and the 2002 Notes were issued at par with a fixed conversion price of $34.09 per share, a 16% premium over the trading price of GATX’s stock at the time of issuance of $29.39 per share. As a result, the conversion feature has no intrinsic value to the holder at issuance.
Accounting Assessment for $125,000,000 5.0% Senior Convertible Notes due 2023
1.	Option to convert the 2003 Notes into GATX common stock at an initial conversion price of $23.6915 per share and upon the resolution of any of five contingencies. The conversion price is subject to adjustment in certain events. Based on our analysis of both the option and related contingencies under FAS 133 and EITFs 00-19 and 01-6, the option should not be bifurcated and accounted for separately.
(a)	Assessment of conversion option. Per the scope exception in FAS 133 paragraph 11(a), an issuer of a conversion option should not apply FAS 133 if the option is indexed to the issuer’s own stock and would be classified within stockholders’ equity. Applying this scope exception requires two steps:
(i)	Determine if the conversion option, if freestanding, would be classified in stockholders’ equity under EITF 00-19; and

(ii)	Assess whether the conversion option would be defined as “indexed to a Company’s own stock” (“indexed”) under EITF 01-6.

EITF 00-19 paragraph 4 states “the requirements of paragraphs 12-32 of this issue do not apply if the hybrid contract is a “conventional” convertible debt instrument.” The 2003 Notes do not meet the definition of “conventional” convertible debt, as defined in EITF 05-2[2], as GATX has the option to settle the conversion option in cash, shares or a combination of cash and shares. Therefore, the additional provisions of EITF 00-19 paragraphs 12-32 must be assessed. Exhibit 3 contains a matrix summarizing GATX’s assessment of the guidance contained in these paragraphs as they relate to the applicable terms in the Offering memorandum and GATX’s conclusion that each of the criteria has been satisfied.
(b)	Conversion contingencies. In addition to the assessment of the conversion option, an additional assessment of each of the conversion contingencies contained in the Notes must also be made under EITF 01-6 to determine if any require bifurcation and separate accounting. This assessment follows:
(i)	Conversion upon satisfaction of sale price. Conversion may occur during any applicable conversion period if the Sale Price of GATX common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day preceding such conversion period is greater than or equal to 120% of the conversion price.

This contingency is based solely on the price of GATX’s common stock for a specified period of time. The observable market is GATX’s stock price and once the contingent event has occurred, settlement is based solely on GATX’s stock. Therefore, the contingency is included in the definition of indexed provided by EITF 01-6.

[2]	EITF 05-2 defines “conventional” convertible debt as “instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event for purposes of applying EITF 00-19.”

(ii)	Conversion upon credit rating event. Conversion may occur during any period that (A) the long term credit rating assigned to the notes by both Moody’s and S&P is lower than Ba2 and BB, respectively, (B) both Moody’s and S&P no longer rate the notes or have withdrawn their ratings with respect to the notes, or (C) either Moody’s or S&P no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than Ba2 or BB, as applicable.

This contingency is not based on an observable market or index and once the contingent event has occurred, settlement is based solely on GATX’s stock. Therefore, the contingency is included in the definition of indexed provided by EITF 01-6.

(iii)	Conversion upon redemption. Conversion may occur if GATX calls the 2003 Notes for redemption (the 2003 Notes are callable any time on or after August 15, 2008).

GATX’s redemption of its 2003 Notes is not based on an observable market or index as it is based on a Company decision and once the contingent event has occurred, settlement is based solely on GATX’s stock. Therefore, the contingency is included in the definition of indexed provided by EITF 01-6.

(iv)	Conversion upon satisfaction of trading price condition. The 2003 Notes are convertible during the five business day period after any five consecutive trading day period in which the trading price of the 2003 Notes for each day within the period is less than 95% of the Conversion Value of the 2003 Notes during that period; provided, however, that no 2003 Notes may be converted based on the satisfaction of this condition if on any day during such five consecutive trading day period, the Sale Price of our common stock is between the conversion price and 120% of the conversion price.

This conversion feature is known as the “bond parity feature”. The bond parity feature is indexed to both the trading price of the 2003 Notes and the closing price of GATX’s common stock. Because the trading price of the 2003 Notes is an observable index that is not linked to GATX’s operations, dual indexing is present and the conversion feature is not considered solely indexed to the Company’s stock. Therefore, it is within the scope FAS 133 and must be bifurcated from its host contract if material.

At issuance, we ascribed no initial value to this feature based on our expectation that the likelihood of conversion pursuant to this provision would be remote, as well as our conclusion that investors placed little or no value on this conversion option at issuance which was based in part on consultations with the underwriters. Since issuance, our expectations have not changed (in part due to the conversion premium of the Notes being “in the money” based on GATX’s stock price) and as a result, we have continued to value this feature at zero. Accordingly, no adjustments have been made.

(v)	Conversion upon specified corporate events. The 2003 Notes are convertible if we:
i.	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, shares of our common stock at less than the Sale Price at the time ;

ii.	distribute to all holders of common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the Sale Price of our common stock on the day preceding the declaration date for such distribution; or

iii.	are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender the 2003 Notes for conversion.

None of the events described in this section are based on an observable market or index and settlement of this feature is based solely on GATX’s stock. Therefore, each is included in the definition of indexed provided by EITF 01-6.
2.	Written put option permitting the holder to put the debt at par on August 15, 2008, August 15, 2013, or August 15, 2018, or upon a fundamental change. The written put option permitting the holder to put the debt at par is clearly and closely related to the host debt instrument based on reference to DIG Issue B16. Specifically, the debt was issued at par, the payoff is limited to repayment of 100% principal amount (plus any accrued and unpaid interest), and is not adjusted by an index nor put at a substantial premium. As a result, the holders’ option to put the 2003 Notes does not meet the requirements for bifurcation under FAS 133 paragraphs 12, 13 or 61(d).

3.	Contingent interest. The Contingent Interest provision requires GATX, subject to the accrual and record date provisions described in the Offering memorandum, to pay contingent interest to the holders of 2003 Notes during any six-month interest period, commencing with the six-month period beginning on August 15, 2008, if the average trading price of the 2003 Notes for the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the 2003 Notes.

In accordance with FAS 133, the contingent interest feature represents an embedded derivative that must be bifurcated from its host instrument and accounted for separately as a derivative instrument. However, GATX has the option and the financial capacity to redeem the 2003 Notes beginning August 15, 2008 and if a redemption were to occur GATX would avoid incurring any contingent interest payments. Due to the contingent nature of this interest and an expectation that GATX would call the 2003 Notes prior to incurring any obligation for the contingent interest, it was our conclusion that investors placed little or no value on this contingent interest feature which was based in part on consultations with the underwriters. As a result, at issuance, we ascribed no initial value to it. Since issuance, expectations have not changed and as a result, we have continued to value this feature at zero. Accordingly, no adjustments have been made.

4.	Bankers’ over-allotment. The initial purchasers were granted an option to purchase up to an additional $10 million of principal amount of 2003 Notes.

This feature does not meet the definition of a derivative under FAS 133 paragraphs 6(c) (net settlement) or 6(a) (one or more notional amounts).

5.	Beneficial Conversion Feature. The 2003 Notes do not contain a beneficial conversion feature. There are no detachable instruments and the 2003 Notes were issued at par with an initial conversion price of $23.6915 per share, a 22.5% premium over the trading price of GATX’s stock at the time of issuance of $19.34 per share. As a result, the conversion feature has no intrinsic value to the holder at issuance.

Comment No. 2
In a related matter, please explain further your accounting for the conversion of these notes in the first and second quarters of 2007. We note from your June 30, 2007 Form 10-Q that all of the 7.5% notes and some of the 5% notes were converted, resulting in a payment of significant conversion premiums, which were satisfied through the issuance of your common shares. Your response and your revised disclosures should specifically explain how you valued and accounted for the issuance of the shares in satisfaction of the conversion premium and the relevant technical accounting literature supporting the accounting treatment used. We may have further comment upon receipt of your response.
Response No. 2
During the first and second quarters of 2007, we completed conversion settlements for our 2002 Notes and 2003 Notes for aggregate principal amounts of $124.3 million and $18.2 million, respectively. The terms of each of our Notes provide that conversion may be settled 100% in stock, 100% in cash or a combination thereof at the discretion of the Company. In addition, any accrued but unpaid interest at the date of conversion was forfeited by the Note holder in each of these instances. GATX settled each of these conversions by paying cash equal to the principal amount of each converted Note (excluding accrued interest) and issuing shares for the conversion premium. EITF 90-19 provides guidance for the accounting of certain convertible debt instruments with an issuer option to settle for cash upon conversion. Specifically, EITF 90-19 outlines the accounting for convertible debt that requires settlement upon conversion entirely in cash (“Instrument A”)3; convertible debt that requires settlement upon conversion entirely in either stock or cash (“Instrument B”); or convertible debt that upon conversion requires that the accreted value of the debt be settled in cash and the conversion spread in either shares or cash (“Instrument C”). We believe Instrument C is most analogous to each of the 2002 and 2003 Notes under the circumstances described above. EITF 03-7 supplements EITF 90-19 by providing guidance regarding the accounting at settlement for Instrument C upon conversion. Specifically, EITF 03-7 provides that upon settlement of a security (other than debt extinguishments described in EITF 05-1) with the characteristics of Instrument C in EITF 90-19, by payment of the accreted value of the obligation in cash and settlement of the conversion spread with stock, only the cash payment should be considered in the computation of gain or loss on the extinguishment of the recognized liability. Any shares transferred would not be considered in the settlement of the debt component. Finally, EITF 85-17 provides that when a convertible debt instrument is converted to equity securities, any accrued and unpaid interest expense through the date of conversion should be credited to capital (equity).
In connection with the conversions settled in 2007, we have followed the guidance in EITF 03-7 and EITF 85-17. Specifically, we have considered only the cash payment made to the debt holders for purposes of computing gain or loss on the extinguishment of the recognized liability associated with the Notes. Any shares transferred upon conversion were not considered in the settlement of the debt component and as a result, no value was ascribed to them. For purposes of this computation, we compared the cash paid to the carrying value of the Notes, excluding accrued interest, and no gain or loss was recognized. The accrued and unpaid interest on the 2002 Notes and 2003 Notes (net of tax effects),was reclassified as an adjustment to additional paid-in capital. The total amount of accrued interest reclassified into equity (net of tax effects) in the first and second quarters of 2007 was $3.1 million.
In future filings, we will provide additional disclosure in the notes to the financial statements with respect to the underlying details and related accounting treatment for our settlement of the convertible notes upon conversion. See Exhibit 1.

[3]	The guidance for Instrument A was subsequently nullified with the issuance of FAS 133.

Comment No. 3
We refer you to the last paragraph of this financial statement footnote. Please tell us the amount of the remaining issue currently under appeals and ultimately litigated with regards to the structured lease transaction. To the extent the amount under dispute is significant to your financial statements, you should disclose the range of possible loss or exposure in compliance with paragraph 10 of SFAS 5.
Response No. 3
In connection with an audit of the Company’s federal income tax returns for the years 1998-2002, the Internal Revenue Service (IRS) challenged the timing of certain deductions related to a structured lease transaction. As disclosed in Note 13 of our 2006 financial statements, we believe our tax return position with respect to this issue was proper based on applicable statutes, regulations and case law. At the end of 2006, we had entered the IRS appeals process with respect to this matter. In the event the IRS prevails on this matter, we will be required to recognize additional taxable income of up to $78.6 million on previously filed tax returns for the years 1999-2006. Any such adjustments would be timing in nature and allowable as deductions in future years. An adjustment for the full amount would result in a balance sheet reclassification entry of approximately $29.9 million from deferred income taxes to current income taxes payable. Our income statement exposure with respect to this issue is limited to the potential interest expense on any such tax deficiency which is approximately $1.4 million at December 31, 2006. This interest amount reflects the impact of the Company’s tax net operating loss and alternative minimum tax credit carry forward positions that existed through 2006. Upon resolution, the potential reclassification entry between current and deferred income taxes will have no material impact on our balance sheet and any impact to cash flows will be disclosed, if material. Based on the immaterial amount of exposure related to this issue, we believe a FAS 5 disclosure was not required in 2006. In future filings we update the status of this matter, clarify that this issue is a timing issue and disclose any exposure attributable to interest, if material.

Comment No. 4
Please expand your disclosure in future filings to provide further information with regard to ongoing legal disputes. We note that Item 3. Legal Proceedings contains much more detailed information regarding your outstanding litigation. In accordance with SFAS 5, paragraphs 9 through 12, you should provide disclosures of any accruals related to outstanding litigation or provide an estimate of the range of loss exposure for each material pending lawsuit. If an estimate of the loss or range of losses to which you are exposed cannot be made, a statement to this effect should be provided in the notes to your financial statements. Refer to the guidance outlined in SAB Topic 5:Y, Question 2.
Response No. 4
We will expand our disclosures in future filings with regard to legal contingencies. We will disclose the accrual amounts for any material outstanding litigation or provide a range of our loss exposure, if ascertainable, for all material pending lawsuits in accordance with FAS 5. To the extent an estimate of losses or range of losses cannot reasonably be determined, we will include a statement to that effect in our footnotes to the financial statements.

Comment No. 5
With regard to the $19.2 million adjustment to beginning retained earnings, please provide us with the amount of expense and/or accruals that were determined in error for all annual and quarterly periods effected in connection with the inappropriate treatment of these liabilities. As part of your response, you should also explain how you evaluated the materiality of the misstatements with regard to the financial statements for each of these annual and quarterly periods pursuant to the guidance in SAB 108 and SAB 99. We may have further comment upon receipt of your response.
Response No. 5
Our analysis of the accruals referenced in Note 20 of our 2006 financial statements for the annual periods 2001-06 and quarterly periods 2004-06 is attached as Exhibit 4. Based on this analysis and the facts and circumstances described below, we believe that the $19.2 million adjustment was properly accounted for pursuant to SAB 108. We concluded that by applying the iron curtain method as of January 1, 2006, as required by SAB 108, a material error existed with respect to recorded reserves in the amount of $30.5 million. While the aggregate reserve balance was not material to GATX’s balance sheet, which had assets from continuing operations in excess of $3.5 billion at January 1, 20064, correcting the error in the current year in its entirety would be material to 2006 results. Applying the guidance in SAB 99, we have determined, in each case, the errors were immaterial in the period they arose and in each subsequent applicable reporting period utilizing the rollover method. As a result, we believe that SAB 108 was applicable and the appropriate action for GATX was to reverse the Terminals OPEB and Restructuring reserves in the manner described below. The required correction met the transition criteria in SAB 108 and as a result an adjustment representing the cumulative effect (net of related taxes) of the change was made to opening retained earnings for the year ended December 31, 2006 as reported in our 2006 Form 10-K.
Background. In prior years, we recorded accruals in connection with the sale of multiple business segments reported as discontinued operations. Such accruals were initially determined to be appropriate based on our interpretation of applicable GAAP at that time. Specifically, these accruals were established for the estimated undiscounted portion of future periodic costs to be incurred for postretirement employment benefits (“OPEB”) of severed employees and retirees of the sold businesses, the liability of which was retained by GATX. We believed that recording these accruals was appropriate under APB 30 then in effect. In subsequent years, the periodic expenses and related adjustments for other postretirement employment benefits for employees of the sold businesses were charged against the accrual. In 2006, we determined that such accruals were not consistent with the authoritative guidance provided for OPEB liabilities.
As of January 1, 2006, the uncorrected balance of this accrual totaled $30.5 million, and was comprised of two components that were originally recorded as part of the gain/loss recognized on the sale of business segments in accordance with APB 30 in prior years. The components were:

Terminals OPEB Reserve	$20.9 million
Restructuring Reserve	$9.6 million
Terminals OPEB Reserve (“Terminals OPEB Reserve”). The Terminals OPEB Reserve originated in 2001, when GATX completed the sale of its terminals and pipeline business. Total sales proceeds approximated $1.2 billion and the pre-tax gain recognized on the sale and reported in discontinued operations was $343.0 million. The accrual recorded in 2001 was $26.3 million and was based on an actuarial estimate of total undiscounted OPEB benefits projected to be paid to Terminals’ employees in excess of the recorded OPEB liabilities attributable to these employees.
Restructuring Reserve (“Restructuring Reserve”). The Restructuring Reserve originated in 1983 when GATX recorded a $179.7 million reserve associated with the restructuring of the Company around its service oriented businesses and the sale of all manufacturing businesses. This charge included impairments, costs and contingencies related to this strategic restructuring of GATX’s businesses. Over time, all remaining costs and expenses related to the sold businesses were fully

[4]	Excludes $1.7 billion of assets associated with our air segment reported as discontinued operations.

charged against the reserve and the only remaining reserve activity related to adjustments for benefit costs for employees of the closed locations.
Analysis of the SAB 108 Transition Criteria
FAS 154, Accounting Changes and Error Corrections, retained the previous requirements of APB 20 for reporting the correction of an error in previously issued financial statements. Specifically, an error discovered subsequent to the issuance of the financial statements shall be reported as a prior-period adjustment by restating previously issued financial statements. However, such restatements are generally applied when the impact of the error on the previously issued financial statements is material.
Error Origination:
The error associated with the Terminals OPEB Reserve balance originated in 2001 when GATX completed the sale of its terminals and pipeline business. Total sales proceeds approximated $1.2 billion and the pre-tax tax gain recognized on the sale was $343.0 million. The accrual recorded was $26.3 million. On a quantitative basis, the accrual amount, on a pre-tax basis, represented approximately 7.7% of total gain pre-tax reported on the sale of Terminals. Additionally, the entire amount was recognized as part of the gain recorded in discontinued operations. Thus, income reported from continuing operations was not impacted.
A qualitative evaluation indicates that there is no material impact on the GATX financial statements. Specifically the impact of the misstatement was limited to the reported gain on the sale of a discontinued business. Also, the misstatement (i) arises from an estimate, (ii) does not mask any change in earnings or other corporate trends in the year in which the reserve was established, (iii) does not hide any failure to meet analysts’ consensus expectations, (iv) does not change a loss into income or vice versa, (v) does not concern a segment or other portion the GATX’s business which has been identified as playing a significant role in GATX’s operations or profitability (rather it concerns a discontinued operation), (vi) does not affect GATX’s compliance with regulatory requirements, (vii) does not affect GATX’s compliance with loan covenants or other contractual requirements, (viii) has no effect on management’s compensation and (ix) does not involve the concealment of an unlawful transaction. In addition, the error had no impact on reported results from continuing operations or cash flows from continuing operations and a minimal impact on our statement of financial position5. We therefore concluded that increasing the gain in discontinued operations would not be material to the 2001 financial statements. As a result, upon consideration of all relevant facts and circumstances, we concluded that correcting this amount by restating 2001 earnings was not required.
The remaining balance in the Restructuring Reserve related to an accrual initially recorded in 1983. While the reserve was first recorded in 1983, the error with respect to the reserve was not identified until 2006. The reserve balance at the end of 2005 was $9.6 million, or 5.3% of the pre-tax loss recorded on the restructuring. Based on the passage of time and the reliance on judgments and assumptions during that time (by people who are no longer employed by GATX), it is not possible to determine when all contingencies and other uncertainties were resolved. It has been GATX’s policy and practice to rely on the rollover method for purposes of assessing the materiality of misstatements in our financial statements. As a result, we have evaluated the materiality of this issue utilizing the rollover method for the period 2001-2005 as described below.

[5]	The balance of this reserve had no meaningful impact on GATX’s total liabilities at December 31, 2001 which were $5.2 billion. In addition, had we not recorded the reserve, our recorded total shareholders’ equity of $882 million would have increased by approximately $17 million (net of tax effects), an immaterial amount.

Rollover Effect:
As noted, these reserves have been adjusted each year for amounts attributable to OPEB expenses related to employees of sold businesses. Each period, the adjustments were recorded in SGA within our Corporate or Other segment. Based on applicable GAAP, the adjustments made to these accruals represent errors to results as reported. GATX relied on the rollover method for assessing these misstatements. Based on the rollover method, the run-off of the errors since 2001 is immaterial to each applicable annual and quarterly period. Our quantitative analysis first entailed computing the accrual adjustments recorded during each period as a percentage of pre-tax income from continuing operations. For the years 2001, 2002 and 2004 we adjusted our pre-tax earnings for certain non-recurring items. During each of the years under review, particularly 2001 and 2002, several sectors and markets within the Company’s portfolio mix experienced difficult conditions resulting in significant losses (impairments, loss reserves) leading the Company to undergo a number of strategic changes and recognize other non-recurring charges (primarily reductions-in-force).6 Specifically, impairment losses (including impairments of operating lease assets and joint venture investments), loss reserves (net of recoveries) and reduction-in-force charges have been eliminated from continuing operations for purposes of this computation in 2001 and 2002. For 2004, we eliminated one-time material gains associated with insurance recoveries and the sale of a non-operating property. We believe this approach provides a more representative portrayal of the impact of these reserve adjustments on GATX’s operational results when considering materiality from the viewpoint of analysts, investors and other users of our financial statements. During the years 2001-2005, the percentage impact of these errors as a function of our pre-tax earnings from continuing operations (or pre-tax income from continuing operations as adjusted for years 2001, 2002 and 2004) ranged from 0.5% to 3.9%. Results of this analysis on an annual basis are summarized in the following table and the full annual and quarterly analysis for 2004-06 is presented in Exhibit 4:
Terminals OPEB and Restructuring Reserve Analysis
Years 2001-2005
(In Millions)

	2005	2004	2003	2002	2001
Terminals OPEB	$1.3	$1.7	$1.2	$1.2	$0.0

Restructuring	0.9	2.1	2.3	1.6	$1.1

Subtotal	$2.2	$3.8	$3.5	$2.8	$1.1

Pretax Income Continuing Ops	$172.0	$108.8	$89.2	$133.0	$202.6

Pct.	1.3%	3.5%	3.9%	2.1%	0.5%

[6]	From 2000 through 2006, we experienced periods of difficult market conditions across all sectors of the business and also took a number of strategic steps that substantially altered the composition of the Company and consequently affected comparability of financial results. The economic downturn that began in 2000 negatively impacted demand, lease pricing and new investment in our rail segment. Likewise, the various sectors within our financial services businesses were also severely impacted resulting in significant losses in the portfolio in the form of impairments and write-offs of our venture, telecom and steel related investments. Also, the weak economic environment combined with the aftermath of the terrorist attacks on September 11, 2001 had devastating and long lasting effects on the air industry, including our air leasing portfolio and air joint venture investments. In response to these challenging conditions, we substantially modified the organization and operating structure of the Company resulting in sizeable reduction-in-workforce charges in 2001 and 2002. In addition, over this time period we disposed of several key businesses: in 2001 we sold our terminals and pipeline business; in 2004 we sold our technology leasing business; and in 2005-06 we sold our air business.

Supplementing our quantitative assessment, we believe a qualitative evaluation of the misstatements also indicates that there is no material impact on the GATX financial statements. Specifically, the misstatement (i) arises from an estimate, (ii) does not mask any change in earnings or other corporate trends during any of the periods in which the reserve was in existence and the periods thereafter through December 31, 20067, (iii) does not hide any failure to meet analysts’ consensus expectations, (iv) does not change a loss into income or vice versa, (v) does not concern a segment or other portion the GATX’s business which has been identified as playing a significant role in GATX’s operations or profitability (the adjustments were recorded in our “Other” of “Corporate” segment), (vi) does not affect GATX’s compliance with regulatory requirements, (vii) does not affect GATX’s compliance with loan covenants or other contractual requirements, (viii) has no effect on management’s compensation and (ix) does not involve the concealment of an unlawful transaction.
We believe the impact of the errors attributable to the Terminals OPEB and Restructuring reserves based on the quantitative and qualitative analyses presented above, which we applied to each of these issues, is immaterial both individually and in the aggregate. Additionally, we evaluated the impact of the errors for each of the quarterly periods during 2004-06 using the same quantitative and qualitative analysis and concluded that in all periods the misstatements were likewise immaterial.8
2006 Activity
During the first three quarters of 2006, GATX recognized pre-tax credits of $1.7 million attributable to adjustments to the Terminals OPEB and Restructuring reserves. This amount was reversed in the fourth quarter to re-establish the reserves to their January 1, 2006 balances in anticipation of applying SAB 108. We believe the adjustment was immaterial to GATX’s earnings from continuing operations for the fourth quarter of 2006 from a quantitative standpoint based on the following:

[7]	For purposes of this analysis, we examined the following trends that we believe are most significant to analysts, investors and other users of our financial statements: revenues; operating expenses; pre-tax income from continuing operations; and liquidity.

[8]	GATX’s earnings are generated by a variety of income sources that do not occur evenly quarter to quarter. Asset remarketing income, which comprises a significant source of our income and return on investment is the primary driver of this variability. Gains on the sale of assets from our owned portfolio and remarketing fees generated from asset sales from our managed portfolios generate income on an annual basis, which can be vary significantly between the quarters of any given year. In addition, the timing of asset sales combined with asset acquisitions made throughout the year affect comparability among or between quarters. Finally, one of our segments, the American Steamship Company, operates a fleet of shipping vessels on the Great Lakes and the sailing season typically operates from April 1st through December 15th. Based on these qualitative factors, we respectfully submit that reviewing quarterly results on a stand alone basis for the purpose of this quantitative analysis does not necessarily provide a representative indication of what is of importance to a reasonable investor. As a result, we believe our analysis based on annual results is more meaningful and appropriate.

Fourth Quarter 2006 Analysis

In Millions
4th Quarter Reserve Adjustment	$1.7
4th Quarter Pretax Income from Continuing Operations	$45.9
Pct.	3.7%
In addition, we concluded that this adjustment was not material after consideration of qualitative factors, since the adjustment (i) arises from an estimate, (ii) does not mask any change in earnings or other corporate trends during 20069, (iii) does not hide any failure to meet analysts’ consensus expectations, (iv) does not change a loss into income or vice versa, (v) does not concern a segment or other portion the GATX’s business which has been identified as playing a significant role in GATX’s operations or profitability, (vi) does not affect GATX’s compliance with regulatory requirements, (vii) does not affect GATX’s compliance with loan covenants or other contractual requirements, (viii) has no effect on management’s compensation and (ix) does not implicate the concealment of an unlawful transaction. SAB 108 requires adjustment to the financial results for the first three quarters of 2006 to remove the effects with this accounting change and disclose adjusted amounts in the Form 10-K. Based on the foregoing quantitative and qualitative analysis, we concluded that any such adjustments were not material in any quarter; as a result we did not adjust or disclose the quarterly impact in the Form 10-K.
Conclusion
Based on the facts and circumstances described above, GATX concluded that by applying the iron curtain method as of January 1, 2006, a material error existed with respect to recorded reserves in the amount of $30.5 million. While the aggregate reserve balance was not material to GATX’s balance sheet, correcting the error in the current year in its entirety would have been material to 2006 results. In each case, we have determined that the errors were immaterial in the year they arose and in each subsequent year and quarter utilizing the rollover method. As a result, we believe that SAB 108 was applicable and the appropriate action for GATX was to reverse the Terminals OPEB and Restructuring reserves. The required correction met the transition criteria in SAB 108 and as a result an adjustment representing the cumulative effect (net of related taxes) of the change was made to opening retained earnings for the year ended December 31, 2006, as reported in the 2006 Form 10-K.

[9]	For purposes of this analysis, we examined the following trends that we believe are most significant to analysts, investors and other users of our financial statements; revenues; operating expenses; pre-tax income from continuing operations; and liquidity.

Comment No. 6
Please address our comments on your Annual Report Form 10-K in future quarterly reports on Form 10-Q, where applicable.
Response No. 6
We will address your comments in our future quarterly reports on Form 10-Q, as applicable.
**********
We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or need additional information, please call John Huber of Latham & Watkins LLP at (202) 637-2242.
Sincerely,
Robert C. Lyons
RCL/vt
Enclosures

cc:	Deborah A. Golden
William M. Muckian
David J. Doyle (Ernst & Young LLP-Engagement Partner)
Kenneth W. Peterson (Ernst & Young LLP-National Office)
John J. Huber (Latham & Watkins LLP)

Exhibit 1
Proposed Convertible Debt disclosure to be included in future footnotes to financial statements:
2002 Convertible Notes - In February 2002, GATX issued $175 million of long-term, 7.5% senior unsecured convertible notes (the “2002 Notes”). As of December 31, 2006, $124.3 million were outstanding and convertible at any time into GATX Corporation common stock at a price of $34.09 per share. Upon conversion, GATX may elect, at its option, to deliver cash, shares of GATX common stock or any combination thereof.
2003 Convertible Notes - In August 2003, GATX issued $125.0 million long-term, 5.0% senior unsecured notes which are convertible into GATX common stock and mature in August 2023 (the “2003 Notes”). As of December 31, 2006, $125.0 million were outstanding and convertible at a conversion price of $24.54 per share. The conversion price may be adjusted due to changes in our per share dividend rate, but may not be less than $19.34 per share. A summary of the various terms and contingencies contained in the 2003 Notes follows.
The 2003 Notes are convertible into GATX common stock upon the resolution of any of five contingencies: (1) during any applicable conversion period in which the trading price of GATX common stock is greater than or equal to 120% of the conversion price for 20 days in a period of 30 consecutive trading days; (2) upon specified negative credit rating agency actions; (3) if GATX calls the 2003 Notes for redemption; (4) if the trading price of the 2003 Notes is less than 95% of the conversion value (subject to certain conditions); or (5) upon specified corporate events such as certain distributions of stock rights or assets or in the event of a merger or consolidation. Upon conversion, GATX may elect, at its option, to deliver cash, shares of GATX common stock or any combination thereof.
Holders of the 2003 Notes have the right to require all or a portion of the 2003 Notes to be purchased at a price equal to 100% of the principal amount of the 2003 Notes plus accrued and unpaid interest in August 2008, August 2013, and August 2018. Any required purchases in August 2008, will be payable in cash, whereas any purchases in August 2013 or August 2018 may be paid in cash or shares of GATX common stock or any combination thereof, at GATX’s option. GATX also has the right, beginning in August 2008, to redeem the 2003 Notes at 100% of the principal amount plus accrued and unpaid interest.
The 2003 Notes carry a contingent interest provision that beginning on August 15, 2008, if the average trading price of the 2003 Notes equals 120% or more of the principal amount of the 2003 Notes, GATX may be required to pay additional interest equal to 0.25% of the trading price of $1,000 principal amount of the 2003 Notes for each applicable six-month period. GATX may avoid paying this contingent interest by calling the 2003 Notes prior to the beginning of the contingent interest period.
Accounting for the Convertible Notes — GATX based its accounting for the conversion options embedded in the each of the 2002 Notes and 2003 Notes in accordance with SFAS No. 133, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock,” concluding that the conversion option qualified for equity treatment and that bifurcation and separate accounting treatment of the embedded derivative was not required. In addition, GATX assessed whether either of the 2002 Notes or 2003 Notes contained any beneficial conversion features in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and determined that in each case none was present. Finally, GATX concluded that all other features of the 2002 Notes and 2003 Notes, including conversion contingencies, were either not derivatives requiring bifurcation and separate accounting or were derivatives, but based on our assessment were determined to have a zero value at the date of issuance and throughout the life of the notes to date.
Maturities and Conversions of Convertible Notes - During 2007, the 2002 Notes matured, resulting in a cash payment of $124.3 million for the principal balance and the issuance of 1.0 million shares of GATX common stock for the conversion premium. Additionally, $18.2 million of the 2003 Notes converted, resulting in a cash payment of $18.2 million for the principal balance and 0.4 million shares issued for the conversion premium. No gain or loss was recognized on these conversions and $3.1 million, representing accrued and unpaid interest forfeited upon conversion of the 2002 Notes and 2003 Notes (net of tax effects), was reclassified as an adjustment to additional paid in capital.

Exhibit 2
EITF 00-19 Matrix for $175,000,000 7.5% Convertible Senior Notes due 2007

EITF 00-19 Provisions	Contract Terms	Conclusion

1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company. [EITF 00-19.12-13 and 27-28]
	Per the Offering Memorandum, the “Conversion” section discusses the Company’s option to settle the conversion with cash, shares or the combination of cash and shares. The Company also has the option to pay the principal in cash and settle the conversion spread in either cash or shares at the Company’s sole discretion.	The Company retains the choice to settle in cash or shares of its own common stock. Therefore the Company is not required to net-cash settle. Consequently, this criterion is satisfied.

	The “Conversion” section also discusses the holders’ right to receive an adjustment to the conversion price for certain events including, but not limited to, common stock dividends, subdivisions of common stock, liquidating dividends and events that may involve cash payments to the holders of the underlying shares.	Per EITF 00-19 paragraph 27, these terms do not impact equity treatment. Therefore, this criterion is satisfied.

2. The contract permits the Company to settle in unregistered shares. [EITF 00-19.14-18]	Per the face of the Offering Memorandum, the stock issued upon conversion of the notes has not been registered. Per the “Registration Rights” section, the Company’s will make its best efforts (but no explicit requirement) to file an effective shelf registration statement.	The Company may settle in either registered or unregistered shares. Therefore, this criterion is satisfied.

Exhibit 2
EITF 00-19 Matrix for $175,000,000 7.5% Convertible Senior Notes due 2007

EITF 00-19 Provisions	Contract Terms	Conclusion

3. If the contract includes a penalty that could be avoided under alternative settlement options, the uneconomic alternative should be disregarded in classifying the contract. [EITF 00-19.16]	Per the Offering Memorandum, the “Registration Rights” section contains a liquidated damages provision, which, in the event a shelf registration statement is not filed or declared effective, the Company would be required to pay liquidated damages of up to 50 basis points per annum per $1,000 principal amount.	If the Company files an effective shelf registration statement and delivers registered shares, this penalty can be avoided. It is the Company’s intent to file an effective registration statement and deliver registered shares (completed in April 2002 )[10]; therefore, this criterion is satisfied.[11]

4. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. [EITF 00-19.19]
	N/A	At the issuance date, the Company has 63 million shares of common stock authorized and unissued. A maximum of 5.1 million are issuable upon conversion of these notes and less than 5.0 million are issuable under equity compensation plans and conversion of preferred stock. The Company has no other obligations to issue shares. Together, the 10.1 million of potentially issuable shares is significantly less than the 63 million authorized and unissued. We also note that 5.1 milion shares of common stock are reserved for conversion of convertible notes referenced above. As a result, subsequent to the issuance date and during the full term of the notes, we expect to have sufficient authorized and unissued shares to satisfy this requirement. Therefore, this criterion is satisfied.

5. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. [EITF 00-19.20-24]	Per Offering Memorandum, section “Conversion”, the conversion price is fixed at $34.09 per share.	Since the conversion price is fixed, the maximum number of shares that could be delivered is fixed. Therefore, this criterion is satisfied.

[10]	The Company is a “well known seasoned issuer.”

[11]	In FSP EITF No. 00-19-2, the FASB clarified that such registration rights arrangements, whether included in the terms of a financial instrument or embodied in a separate arrangement, should be analyzed separately from the instrument, and as such, do not the affect the analysis of conversion features in accordance EITF No. 00-19.

Exhibit 2
EITF 00-19 Matrix for $175,000,000 7.5% Convertible Senior Notes due 2007

EITF 00-19 Provisions	Contract Terms	Conclusion

6. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. [EITF 00-19.25]	The Offering Memorandum does not contain any such provision.	This criterion is satisfied.

7. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). [EITF 00-19.26]
	The Offering Memorandum does not contain any such provision.	This criterion is satisfied.

8. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. [EITF 00-19.29-31]	There are no provisions granting any additional rights or preferences to the shares to be issued upon conversion.	This criterion is satisfied.

9. There is no requirement in the contract to post collateral at any point or for any reason. [EITF 00-19.32]	The Offering Memorandum states that this debt is unsecured and ranks equally with any and all senior indebtedness outstanding. There are no contractual requirements for the Company to post collateral.	The debt is clearly unsecured. Therefore, this criterion is satisfied.

Exhibit 3
EITF 00-19 Matrix for $125,000,000 5.0% Senior Convertible Notes due 2023

EITF 00-19 Provisions	Contract Terms	Conclusion

1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company. [EITF 00-19.12-13 and 27-28]
	Per the Conversion section of the Offering memorandum, the Company has the option to settle the conversion with cash, shares or the combination of cash and shares. The Company also has the option to pay the principal in cash and settle the conversion spread in either cash or shares at the Company’s sole discretion.	The Company retains the choice to settle in cash or shares of its own common stock. Therefore the Company is not required to net-cash settle. Consequently, this criterion is satisfied.

	The Conversion section also discusses the holders’ right to receive an adjustment to the conversion price for certain events including, but not limited to, common stock dividends, subdivisions of common stock, liquidating dividends and events that may involve cash payments to the holders of the underlying shares.	Per EITF 00-19 paragraph 27, these terms do not impact equity treatment. Therefore, this criterion is satisfied.

2. The contract permits the Company to settle in unregistered shares. [EITF 00-19.14-18]	Per the face of the Offering memorandum, the stock issued upon conversion of the notes has not been registered. Per the “Registration Rights” section, the Company’s will make its best efforts (but no explicit requirement) to file an effective shelf registration statement.	The Company may settle in either registered or unregistered shares. Therefore, this criterion is satisfied.

Exhibit 3
EITF 00-19 Matrix for $125,000,000 5.0% Senior Convertible Notes due 2023

EITF 00-19 Provisions	Contract Terms	Conclusion

3. If the contract includes a penalty that could be avoided under alternative settlement options, the uneconomic alternative should be disregarded in classifying the contract. [EITF 00-19.16]	Per the Offering memorandum, the “Registration Rights” section contains a liquidated damages provision, which, in the event a shelf registration statement is not filed or declared effective, the Company would be required to pay liquidated damages of up to 50 basis points per annum per $1,000 principal amount.	If the Company files an effective shelf registration statement and delivers registered shares, this penalty can be avoided. It is the Company’s intent to file an effective registration statement and deliver registered shares (completed in November 2003)[12]; therefore, this criterion is satisfied.[13]

4. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. [EITF 00-19.19]
	N/A	At the issuance date, the Company has 63 million shares of common stock authorized and unissued. A maximum of 6.5 million shares are issuable upon conversion of these notes, 5.1 million are issuable upon conversion of the 7.5% notes and less than 5.0 million are issuable under equity compensation plans and conversion of preferred stock. The Company has no other obligations to issue shares. Together, the 16.6 million of potentially issuable shares is significantly less than the 63 million authorized and unissued. We also note that 11.6 milion shares of common stock are reserved for conversion of convertible notes as referenced above. As a result, subsequent to be issuance date and during the full term of the Notes, we expect to have sufficient authorized and unissued shares to satisfy the requirement. Therefore, this criterion is satisfied.

[12]	The Company is a “well known seasoned issuer.”

[13]	In FSP EITF No. 00-19-2, the FASB clarified that such registration rights arrangements, whether included in the terms of a financial instrument or embodied in a separate arrangement, should be analyzed separately from the instrument, and as such, do not the affect the analysis of conversion features in accordance EITF No. 00-19.

Exhibit 3
EITF 00-19 Matrix for $125,000,000 5.0% Senior Convertible Notes due 2023

EITF 00-19 Provisions	Contract Terms	Conclusion

5. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. [EITF 00-19.20-24]	Per the Conversion section of the Offering memorandum, the conversion price may not be lower than $19.34 per share.	Since there is a minimum conversion price, the maximum number of shares that could be delivered is fixed and therefore, this criterion is satisfied.

6. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. [EITF 00-19.25]	The Offering memorandum does not contain any such provision.	This criterion is satisfied.

7. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). [EITF 00-19.26]
	The Offering memorandum does not contain any such provision.	This criterion is satisfied.

8. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. [EITF 00-19.29-31]	There are no provisions granting any additional rights or preferences to the shares to be issued upon conversion.	This criterion is satisfied.

9. There is no requirement in the contract to post collateral at any point or for any reason. [EITF 00-19.32]	The Offering memorandum states that this debt is unsecured and ranks equally with any and all senior indebtedness outstanding. There are no contractual requirements for the Company to post collateral.	The debt is clearly unsecured. Therefore, this criterion is satisfied.

Exhibit 4
SAB 108 Reserve Analysis
2001-2006
(Amounts in Millions)

								Income from
								Continuing
								Operations
	Restructr’g	Terminals OPEB	Total Reserve	Restructr’g	Terminals OPEB		Total Reserve	before Income
Period Ending	Reserve Balance	Reserve Balance	Balance	Reserve Change	Reserve Change		Change	Taxes		Pct

12/31/00	(17.6)	0.0	(17.6)

12/31/01	(16.5)	(26.3)	(42.8)	1.1	0.0	(A)	1.1	202.6	(C)	0.5%

12/31/02	(14.9)	(25.1)	(40.0)	1.6	1.2		2.8	133.0	(C)	2.1%

12/31/03	(12.6)	(23.9)	(36.5)	2.3	1.2		3.5	89.2		3.9%

3/31/04	(11.2)	(23.3)	(34.5)	1.4	0.6		2.0	32.9		6.1%
6/30/04	(11.0)	(23.1)	(34.1)	0.2	0.2		0.4	25.8		1.6%
9/30/04	(10.8)	(22.7)	(33.5)	0.2	0.4		0.6	32.1	(C)	1.9%
12/31/04	(10.5)	(22.2)	(32.7)	0.3	0.5		0.8	18.0	(C)	4.4%

2004 Subtotal				2.1	1.7		3.8	108.8		3.5%

3/31/05	(10.3)	(21.9)	(32.2)	0.2	0.3		0.5	39.1		1.3%
6/30/05	(10.0)	(21.6)	(31.6)	0.3	0.3		0.6	59.5		1.0%
9/30/05	(9.8)	(21.2)	(31.0)	0.2	0.4		0.6	50.1		1.2%
12/31/05	(9.6)	(20.9)	(30.5)	0.2	0.3		0.5	23.3		2.1%

2005 Subtotal				0.9	1.3		2.2	172.0		1.3%

3/31/06	(9.4)	(20.6)	(30.0)	0.2	0.3		0.5	59.1		0.8%
6/30/06	(9.1)	(20.3)	(29.4)	0.3	0.3		0.6	56.0		1.1%
9/30/06	(8.9)	(19.9)	(28.8)	0.2	0.4		0.6	65.1		0.9%
12/31/06	(9.6)	(20.9)	(30.5)	(0.7)	(1.0)		(1.7)	45.9		-3.7%
12/31/06 as Adj.(B)	0.0	0.0	0.0

2006 Subtotal				0.0	0.0		0.0	226.1		0.0%

(A) Change in reserve excludes initial accrual recorded in 2001 as amount was recorded in Discontinued Operations.
(B) Balance after applying SAB 108. Change in reserve balances for reclassification entry to equity excluded from analysis.
(C) Pre-tax income adjusted to exclude impairments, loss provisions and reduction-in-force charges in each of 2001 and 2002 and one-time gains in Q3 and Q4 of 2004. During each of the years under review, particularly 2001 and 2002, several sectors and markets within the Company’s portfolio mix experienced difficult conditions resulting in significant losses (impairments, loss reserves) leading the Company to undergo a number of strategic changes and recognize other non-recurring charges (primarily reductions-in-force). These impairment losses, loss reserves and reduction-in-force charges have been eliminated from continuing operations for purpose of this computation in 2001 and 2002. Additionally, one time gains associated with insurance recoveries and the sale of a non-operating property were excluded from Q3 and Q4 of 2004. We believe this approach provides a more representative portrayal of the impact of these reserve adjustments on GATX’s operational results when considering materiality from the viewpoint of analysts, investors and other users of our financial statements. Excluding these adjustments, pre-tax income from continuing operations was $39.0 million, $5.6 million, $77.1 million and $86.1 million in 2001, 2002, Q3 and Q4 of 2004, respectively.